LOXO ONCOLOGY, INC.

One Landmark Square, Suite 1122

Stamford, CT 06901

August 10, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Scott Foley

Tara Keating Brooks

Division of Corporation Finance

Re:                             Loxo Oncology, Inc.

Registration Statement on Form S-3

Filed August 3, 2015

File No. 333-206052

Via EDGAR - Acceleration Request

Requested Date:                                                      August 11, 2015

Requested Time:                                                    4:00 p.m. Eastern Time

Ladies and Gentlemen:

Loxo Oncology, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•         should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LOXO ONCOLOGY, INC.

By:	/s/ Joshua H. Bilenker
Joshua H. Bilenker
Chief Executive Officer

cc:                                Jennifer Burstein, Vice President of Finance

Loxo Oncology, Inc.

Robert A. Freedman, Esq.

Julia Forbess, Esq.

Fenwick & West LLP